April 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Registration Statement on Form S-11 (SEC File No. 333-186711)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hannon Armstrong Sustainable Infrastructure Capital, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on April 17, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,000 copies of the Preliminary Prospectus dated April 4, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
UBS SECURITIES LLC
WELLS FARGO SECURITIES, LLC
As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	UBS SECURITIES LLC

By:	/s/ Justin Nance
	Name:	Justin Nance
	Title:	Director

By:	/s/ Daniel Zweben
	Name:	Daniel Zweben
	Title:	Associate Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
	Name:	Lear Beyer
	Title:	Managing Director